Raveler, Inc



RaveleR

Annual Report

2019

Annual Report 2019

Throughout this document, mentions of Raveler refer to Raveler Inc, a C-Corporation formed on March 7, 2018 in Massachusetts (the "Company"). The Company's physical address is 171 Massachusetts Ave, Arlington MA 02474.

You may contact the Company by emailing info@raveler.io. This annual report is posted on the Company's website, www.raveler.io. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Raveler Inc ("Raveler" or "Company") is a corporation formed on March 7, 2018, in Massachusetts. The Company's physical address is 171 Massachusetts Ave, Arlington MA 02474. The Company's web site may be accessed at www.raveler.io.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Lucy R. Valena

Board positions with Raveler

Dates	Position	Principal Occupation
3/7/2018-Present	Director	CEO, Raveler

Positions with Raveler

Dates	Position	Responsibilities
March 2018-Present	CEO, Secretary & Treasurer	Leading the company, keeping corporate records, tracking finances.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2008-July 2015	Voltage Coffee & Art	Owner and Operator
July 2015-Sept 2017	Barismo	Roastery Coordinator, Executive Officer

Sept 2017-Mar 2018	WEAL, Inc	COO

Jaime van Schyndel

Board positions with Raveler

Dates	Position	Principal Occupation
March 2018-Present	Director	President, Barismo

Positions with Raveler

Dates	Position	Responsibilities
March 2018-Present	President	Strategy & Fundraising

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2008-Present	Barismo	President

Evan Korzon

Board positions with Raveler

Dates	Position	Principal Occupation
Nov 26, 2018-Present	Director	VP Strategic Partnerships, Levelup VP Enterprise Success, Grubhub

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2008-Present	SCVNGR/LevelUp	Various
2018- Present	Grubhub	VP Enterprise Success

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Jaime van Schyndel owns 180,000 shares of Common Stock, representing a voting power of 28.13%. Lucy Valena owns 140,000 shares of Common Stock, representing a voting power of 21.88%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Raveler is an enterprise software company. We build software products that serve businesses which produce and/or sell physical goods. Our first target market is the specialty food industry, but in the future we intend to expand our offerings to be relevant to a wider range of businesses.

5. How many employees does the Company currently have? (§ 227.201(e))

2

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Massachusetts on March 7, 2018. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in the competitive industry of mobile applications, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

2. To date, we have generated very little revenue, do not foresee generating revenue at a faster rate in the near future and therefore rely on external financing. We are a startup Company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

3. The development and commercialization of our mobile application is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products.

4. We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new features to meet those changes, and respond to competitive innovation. Consumer preferences in user experience of mobile applications change continually. Our success depends on our ability to predict, identify, and interpret the habits of our customers and to offer features that appeal to consumer preferences. If we fail to expand our services, upgrades and features offerings successfully or if we do not rapidly develop products in faster growing and more profitable categories, demand for our app could decrease, which could materially and adversely affect our anticipated product sales, financial condition, and results of operations.

5. From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

6. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

7. Maintaining, extending and expanding our reputation and brand image are essential to our business success. In order for the Company to compete and grow, we must extend and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. In addition, our success in extending and expanding our

brand image depends on our ability to adapt to a rapidly changing media environment. We expect to increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

8. Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly interface for our customers to use our mobile application, reliable and timely responses, and superior after sales services. Our economic prospects may decrease if our mobile application or website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide customer service in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	675,000	580,668	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Raveler, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Raveler and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
11/2018	Common Stock	$100,000	Section 4(a)(2)	Development and working capital
08/2019	Other	$123,775	Section 4(a)(2)	Development and working capital

12/2019	Other	$35,500	Section 4(a)(2)	Development and working capital
12/2019	Common Stock	$25,835	Section 4(a)(6)	Development and working capital

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Raveler is a new company that still has very little income. Our average monthly burn rate is around $10,000, with an average allocation of 22.5% towards sales and marketing, 37.5% to development, 11% to G&A, and 29% to operations/customer success. We intend to raise $500K in Spring of 2020 to further develop our offerings and release our software on a national scale.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Raveler has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Raveler will file a report electronically with the SEC annually and post the report on its web site www.raveler.io no later than 120 days after the end of each fiscal year covered by the report.

Raveler, Inc.
Statements of Changes in Shareholders' Equity
For the period January 1, 2019 to Decmber 31, 2019
(Unaudited)

	Shares of Common Stock	Common Stock at Par Value	Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance, January 1, 2019	575,000		160,000	(74,000)	86,000
Sale of common stock	20,668		23,850		23,850
SAFE investment			42,500		42,500
Net loss				(145,489)	(145,489)
Balance, December 31, 2019	595,668	$ -	$ 226,350	$ (219,489)	$ 6,861

Raveler, Inc.
Statement of Comprehensive Income
(Unaudited)
For the Period
January 1, 2019
to
December 31, 2019

Revenue	$ 165
Cost of sales	
Gross profit	165
Expenses:	
Advertising and marketing	39,787
Development	53,083
Operations	38,981
Research & Development	550
Legal and professional	4,555
General & Administrative	8,698
Total expenses	145,654
Operating loss	(145,489)
Other income: (expense)	-
Loss before taxes	(145,489)
Tax provision	-
Net loss	$ (145,489)

Raveler, Inc.
Statement of Cash Flows
(Unaudited)
For the Period
January 1, 2019
to
December 31, 2019

Cash flows from operating activities:	
Net loss	(145,489)
Changes in operating assets and liabilities:	-
Net cash provided by (used in) operating activities	(145,489)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
SAFE investments	42,500
capital contributions	23,850
Net cash provided by financing activities	66,350
Net cash increase for period	(79,139)
Cash at beginning of period	86,000
Cash at end of period	$ 6,861
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -

Raveler, Inc. **Balance Sheet** **(Unaudited)** December 31, 2019	
ASSETS	
Cash and cash equivalents	$ 6,861
Total current assets	6,861
TOTAL ASSETS	$ 6,861
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities	$ -
Total current liabilities	-
Commitments and contingencies	-
Common stock, no par value, 675,000 shares authorized, 580,668 shares outstanding	-
Paid in capital	226,350
Accumulated deficit	(219,489)
Total shareholders' equity	6,861
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,861

Raveler, Inc.
Statements of Changes in Shareholders' Equity
For the period March 7, 2018 (Inception) to December 31, 2018
(Unaudited)

	Shares of Common Stock	Common Stock at Par Value	Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance, March 7, 2018	275,000				-
Sale of common stock	300,000		100,000		100,000
SAFE investment			60,000		60,000
Net loss				(74,000)	(74,000)
Balance, December 31, 2018	575,000	$ -	$ 160,000	$ (74,000)	$ 86,000

Raveler, Inc.
Statement of Comprehensive Income
(Unaudited)
For the Period
March 7, 2018
(Inception) to
December 31, 2018

Revenue	$ -
Cost of sales	-
Gross profit	-
Expenses:	
Advertising and marketing	5,632
Development	31,467
Contractors	23,100
Rent	64
Legal and professional	8,868
General & Administrative	4,869
Total expenses	74,000
Operating loss	(74,000)
Other income: (expense)	-
Loss before taxes	(74,000)

Tax provision	-
Net loss	$ (74,000)

Raveler, Inc. **Statement of Cash Flows** **(Unaudited)** For the Period March 7, 2018 (Inception) to December 31, 2018	
Cash flows from operating activities:	
Net loss	(74,000)
Changes in operating assets and liabilities:	-
Net cash provided by (used in) operating activities	(74,000)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
SAFE investments	60,000
capital contributions	100,000
Net cash provided by financing activities	160,000
Net cash increase for period	86,000
Cash at beginning of period	-
Cash at end of period	$ 86,000
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -

Raveler, Inc.
Balance Sheet
(Unaudited)
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 86,000
Total current assets	86,000
TOTAL ASSETS	$ 86,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities	$ -
Total current liabilities	-
Commitments and contingencies	-
Common stock, no par value, 675,000 shares authorized, 575,000 shares outstanding	-
Paid in capital	160,000
Accumulated deficit	(74,000)
Total shareholders' equity	86,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 86,000